Filed pursuant to Rule 424(b)(5)
Registration Statement No. 333-264116

AMENDMENT NO. 1 DATED MAY 29, 2024

To Prospectus Supplement dated August 15, 2022

(To Prospectus dated May 25, 2022)

MOVANO INC.

Up to $3,406,141

Common Stock

This Amendment No. 1 to Prospectus Supplement, or this Amendment, amends our prospectus supplement dated August 15, 2022, or the Prospectus Supplement. This Amendment should be read in conjunction with the Prospectus Supplement and the accompanying prospectus dated May 25, 2022, or the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus Supplement and the Prospectus. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prospectus Supplement and Prospectus, and any future amendments or supplements thereto.

This supplement is being filed to reflect that Movano Inc. (the “Company”) has entered into Amendment No.1 to that certain At the Market Issuance Agreement (as amended on May 29, 2024, the “Issuance Agreement”) with B. Riley Securities, Inc., or B. Riley, dated August 15, 2022 in order to add JonesTrading Institutional Services LLC (“Jones”) as the Sales Agent and remove B. Riley as a Sales Agent, effective as of the date hereof. Accordingly, each reference to the term “Sales Agent” in the prospectus supplement is hereby amended to refer to Jones and to exclude B. Riley.

In accordance with the terms of the Issuance Agreement, we may offer and sell shares of our common stock, $0.0001 par value per share, having an aggregate offering price of up to $50,000,000 from time to time through or to Jones, acting as agent or principal. As of May 28, 2024, we have sold 3,615,464 shares of our common stock resulting in gross proceeds of approximately $5,794,000 under the Issuance Agreement.

Further sales of our common stock, if any, under the Prospectus Supplement and this Amendment will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended, or the Securities Act. Jones is not required to sell any specific amount, but will act as our sales agent using commercially reasonable efforts consistent with its normal trading and sales practices. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

Jones will be entitled to compensation at a commission rate equal to 3.0% of the gross sales price per share sold under the Issuance Agreement. See “Plan of Distribution” beginning on page S-11 of the Prospectus Supplement for additional information regarding the compensation to be paid to Jones. In connection with the sale of the common stock on our behalf, Jones will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of Jones will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to Jones with respect to certain civil liabilities, including liabilities under the Securities Act.

We are also filing this Amendment to amend the Prospectus Supplement to update the amount of shares we are eligible to sell under General Instruction I.B.6 of Form S-3 and pursuant to the Issuance Agreement. As of May 28, 2024, the aggregate market value of our outstanding common stock held by non-affiliates, or the public float, was $51,786,728.13, which was calculated based on 90,853,909 shares of our outstanding common stock held by non-affiliates as of May 28, 2024, at a price of $0.57 per share, the closing price of our common stock on April 10, 2024. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell shares pursuant to the Prospectus Supplement and Prospectus, as amended by this Amendment, with a value of more than one-third of the aggregate market value of our common stock held by non-affiliates in any 12-month period, so long as the aggregate market value of our common stock held by non-affiliates is less than $75 million. During the 12 calendar months prior to, and including, the date of this Amendment, we have sold 14,674,918 shares of our common stock resulting in gross proceeds of approximately $13,856,101 pursuant to General Instruction I.B.6 of Form S-3.

As a result of these limitations and the current public float of our common stock, and in accordance with the terms of the Issuance Agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $3,406,141 from time to time through Jones. If our public float increases such that we may sell additional amounts under the Issuance Agreement, the Prospectus Supplement and the Prospectus, we will file another amendment to the Prospectus Supplement prior to making additional sales.

Our common stock is listed on the Nasdaq Stock Market under the symbol “MOVE.” On May 28, 2024, the last reported sale price of our common stock on the Nasdaq Stock Market was $0.41 per share.

INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE THE “RISK FACTORS” ON PAGE S-5 OF THE PROSPECTUS SUPPLEMENT AND IN THE DOCUMENTS INCORPORATED BY REFERENCE IN THE PROSPECTUS SUPPLEMENT AND THIS AMENDMENT CONCERNING FACTORS YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement amendment. Any representation to the contrary is a criminal offense.

The date of this Amendment No. 1 to Prospectus Supplement is May 29, 2024.